

SECURIT[IES AND EXCHANGE COMM]ISSION

05041783

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III amended

SEC FILE NUMBER
8- 14884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Advisory Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Dr., Suite 800
(No. and Street)

McLean VA 22102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Jianos 617-897-8501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Jones & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

108 Center St., N., 2nd Floor Vienna Va 22180
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH, D.C.
183
SECTION

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Capitol Advisory Corporation

Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
For The Year Ended December 31, 2004 & 2003
Schedule III

The Corporation claims exemption from requirement of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.
